news release

ARCELORMITTAL REPORTS SECOND QUARTER 2012 AND HALF YEAR 2012 RESULTS

Luxembourg, July 25, 2012 - ArcelorMittal (referred to as “ArcelorMittal” or the “Company”) (MT (New York, Amsterdam, Paris, Luxembourg), MTS (Madrid)), the world’s leading steel company, today announced results1 for the three and six month periods ended June 30, 2012.

Highlights:
•	Health and safety performance improved in 2Q 2012 with a LTIF rate2 of 0.8x as compared to 1.1x in 1Q 2012
•	EBITDA3 of $2.4 billion in 2Q 2012 (including positive $0.3 billion of gains on subsidiary divestments4), compared to $2.0 billion in 1Q 2012 (including positive $0.2 billion from employee benefit changes5); EBITDA of $4.4 billion reported in 1H 2012 as compared to $4.1 billion in 2H 2011
•	Steel shipments of 21.7 Mt in 2Q 2012, a decrease of 2.5% as compared to 1Q 2012
•	2Q 2012 iron ore production of 14.4 Mt, up +9.9% YoY; 8.2 Mt shipped and reported at market price6, up +17.4% YoY
•	Net debt7 reduced by $1.6 billion during 2Q 2012 to $22.0 billion, driven by improved free cash flow from operations of $1.1 billion, Skyline Steel divestment proceeds4 of $0.7 billion and foreign exchange impacts
•	Liquidity15 decreased marginally to $14.8 billion from $15.2 billion at end 1Q 2012; average debt maturity at 6.4 years

Outlook and guidance:
•	Group EBITDA per tonne for the 2H 2012 is expected to be similar to the underlying 1H 2012 level
•	Steel shipments in 2H 2012 are expected to be lower than 1H 2012 levels due to normal seasonal factors
•	Iron ore shipments remain on track to increase by approximately 10% in FY 2012 compared to FY 2011

•	A further reduction in net debt is targeted by end 2012 but is dependent on further divestments. The Company remains committed to retaining its investment grade credit rating.
•	2012 capex is expected to be approximately $4.5 billion; ArcelorMittal Mines Canada expansion to 24mtpa8 on track for ramp up during 1H 2013

Financial highlights (on the basis of IFRS1, amounts in USD):
	Quarterly comparison			Semi-annual comparison
(USDm) unless otherwise shown	2Q 12	1Q 12	2Q 11	1H 12	2H 11	1H 11
Sales	$22,478	$22,703	$25,126	$45,181	$46,663	$47,310
EBITDA	2,449	1,972	3,413	$4,421	4,122	5,995
Operating income	1,101	663	2,252	$1,764	1,215	3,683
Income from discontinued operations	-	-	-	-	-	461
Net income / (loss)	959	11	1,535	970	(341)	2,604
Basic earnings / (loss) per share (USD)	0.62	0.01	0.99	0.63	(0.22)	1.68

Continuing operations
Own iron ore production (Mt)	14.4	13.2	13.1	27.6	29.2	24.9
Iron ore shipments at market price (Mt)	8.2	6.8	7.0	15.0	15.1	12.9
Crude steel production (Mt)	22.8	22.8	24.4	45.6	44.0	47.9
Steel shipments (Mt)	21.7	22.2	22.2	43.9	41.7	44.1
EBITDA/tonne (USD/t)9	113	89	154	101	99	136

Commenting, Mr. Lakshmi N. Mittal, Chairman and CEO, ArcelorMittal, said:
“Market conditions in the first half have been very challenging, indeed more challenging than we had expected due to a combination of factors, not least the still unresolved crisis in the eurozone.  Against this backdrop the company has delivered a creditable performance, continuing to make progress on the divestment of non-core assets, and reducing net debt below the half year target.  Although the global economy remains fragile, we expect operating conditions to remain broadly similar in the second half.  Europe remains our biggest concern and the severity of the situation is reflected in the performance of our European operations.  Our focus throughout the remainder of the year remains on further improving competitiveness and reducing debt.”

Forward-Looking Statements

This document may contain forward-looking information and statements about ArcelorMittal and its subsidiaries. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target” or similar expressions. Although ArcelorMittal’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ArcelorMittal’s securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of ArcelorMittal, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Luxembourg Stock Market Authority for the Financial Markets (Commission de Surveillance du Secteur Financier) and the United States Securities and Exchange Commission (the “SEC”) made or to be made by ArcelorMittal, including ArcelorMittal’s Annual Report on Form 20-F for the year ended December 31, 2011 filed with the SEC. ArcelorMittal undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

ARCELORMITTAL SECOND QUARTER 2012 AND HALF YEAR 2012 RESULTS

ArcelorMittal, the world’s leading steel company, today announces results for the three month and six month periods ended June 30, 2012.

Corporate responsibility and safety performance

Health and safety - Own personnel and contractors lost time injury frequency rate2

Health and safety performance, based on own personnel figures and contractors lost time injury frequency rate, improved to 0.8x in second quarter of 2012 (“2Q 2012”) as compared to 1.1x for the first quarter of 2012 (“1Q 2012”) and 1.5x for the second quarter of 2011 (“2Q 2011”), with significant improvements primarily in the Mining and Distribution Solutions segments. The performance of all other segments remained relatively constant quarter on quarter.

Health and safety performance, improved to 1.0x in first six months of 2012 (“1H 2012”) as compared to 1.4x for the first six months of 2011 (“1H 2011”), with significant improvements across all segments, especially in the Flat Carbon Americas, Mining and Distribution Solutions segments.

Despite this encouraging performance in lost time injury frequency rate, there is still more work to be done. In particular we have to focus on improving the safety performance of the contractors who work at our sites.

Own personnel and contractors - Frequency Rate
Lost time injury frequency rate	2Q 12	1Q 12	2Q 11	1H 12	1H 11
Total Mines	0.5	1.0	1.6	0.8	1.3

Lost time injury frequency rate	2Q 12	1Q 12	2Q 11	1H 12	1H 11
Flat Carbon Americas	1.1	0.9	2.0	1.1	2.0
Flat Carbon Europe	1.2	1.5	1.5	1.4	1.7
Long Carbon Americas and Europe	0.9	1.0	1.6	0.9	1.4
Asia Africa and CIS	0.3	0.6	0.5	0.5	0.6
Distribution Solutions	1.2	2.1	3.2	1.7	3.3
Total Steel	0.9	1.1	1.5	1.0	1.5

Lost time injury frequency rate	2Q 12	1Q 12	2Q 11	1H 12	1H 11
Total (Steel and Mines)	0.8	1.1	1.5	1.0	1.4

Key corporate responsibility highlights for 2Q 2012

•
ArcelorMittal published its 2011 corporate responsibility report titled “Responsible business, sustainable growth”, in May 2012.  The report is aligned with the Global Reporting Initiative G3 B+ guidelines as well as the United Nations Global Compact principles.

•
ArcelorMittal has been ranked 4th (out of 105 listed companies surveyed) by Transparency International for transparency in corporate reporting. The independent study assesses the disclosure programmes listed companies have in place to fight corruption and the extent to which earnings and taxes in specific countries are made public.

•
ArcelorMittal has launched iCARe™, a portfolio of electrical steel solutions for electric vehicle market. This product range will help carmakers deliver lower CO2 emissions and improve fuel consumption for hybrid vehicles while contributing to increased power density from electric motors.

Analysis of results for the six months ended June 30, 2012 versus results for the six months ended June 30, 2011

ArcelorMittal’s net income for 1H 2012 was $1.0 billion, or $0.63 per share, as compared to net income for 1H 2011 of $2.6 billion, or $1.68 per share.

Total steel shipments for 1H 2012 were marginally lower at 43.9 million metric tonnes as compared with 44.1 million metric tonnes at 1H 2011.

Sales for 1H 2012 decreased by 4.5% to $45.2 billion as compared with $47.3 billion for 1H 2011 primarily due to lower average steel selling prices (-5.9%) and marginally lower steel shipments (-0.5%).

Depreciation of $2.3 billion for 1H 2012 was comparable with 1H 2011.

Impairment charges for 1H 2012 totaled $69 million, primarily related to the extended idling of the electric arc furnace and continuous caster at the Schifflange site in Luxembourg (Long Carbon Europe).  Impairment expense for 1H 2011 was $18 million relating to a rolling facility in the Long Carbon Americas segment.

Restructuring charges for 1H 2012 totaled $297 million and consisted largely of costs associated with the implementation of the Asset Optimisation Plan primarily impacting Flat Carbon Europe and Long Carbon Europe operations as well as costs associated with the project to close two blast furnaces, sinter plant, steel shop and continuous casters in Liege, Belgium. Costs related to Liege were recognized following the consultation process with employee representatives. There were no such restructuring charges in 1H 2011.

Operating income for 1H 2012 was $1.8 billion, compared with operating income of $3.7 billion for 1H 2011. Operating income during 1H 2012 was positively impacted by $580 million of one-time impacts: changes to the employee benefit plans at Dofasco led to curtailment gains of $241 million, and the Skyline Steel divestment4 led to a gain of $339 million.

Operating performance for 1H 2012 was also positively impacted by $295 million of dynamic delta hedge (“DDH”) income recognized during the period. Operating performance for 1H 2011 was positively impacted by $308 million DDH income and a non-cash gain of $336 million recorded in the first quarter of 2011 relating to the reversal of provisions for inventory write-downs and litigation.

Income from equity method investments and other income in 1H 2012 was $107 million as compared to $437 million in 1H 2011. Income from equity method investments and other income was lower in 1H 2012 on account of lower income from Chinese investees and the impact of disposals (Erdemir10 , Enovos11 and Macarthur Coal).

Net interest expense (including interest expense and interest income) was $917 million for 1H 2012 as compared to $916 million for 1H 2011.

Due to exchange rate effects, foreign exchange and other net financing costs12 were $394 million for 1H 2012 as compared to costs of $1.1 billion for 1H 2011.

ArcelorMittal recorded an income tax benefit of $409 million for 1H 2012, as compared to an income tax benefit of $105 million for 1H 2011.

Loss attributable to non-controlling interests for 1H 2012 was $1 million as compared with gain attributable to non-controlling interests for 1H 2011 of $52 million.

Discontinued operations for 1H 2012 was nil as compared to a gain of $461 million for 1H 2011, including $42 million of the post-tax net results contributed by the stainless steel operations prior to the spin-off of the business into Aperam which was completed on January 25, 2011. The balance of $419 million represents a one-time non-cash gain from the recognition through the income statement of gains/losses relating to the demerged assets previously held in equity.

Analysis of results for 2Q 2012 versus 1Q 2012 and 2Q 2011

ArcelorMittal recorded net income for 2Q 2012 of $1.0 billion, or $0.62 per share, as compared with net income of $11 million, or $0.01 per share, for 1Q 2012, and net income of $1.5 billion, or $0.99 per share, for 2Q 2011.

Total steel shipments for 2Q 2012 were 21.7 million metric tonnes as compared with 22.2 million metric tonnes for 1Q 2012 and 22.2 million metric tonnes for 2Q 2011.

Sales for 2Q 2012 decreased by 1.0% to $22.5 billion as compared with $22.7 billion for 1Q 2012, and were down 10.5% as compared with $25.1 billion for 2Q 2011.  Sales were lower during 2Q 2012 as compared to 1Q 2012 primarily due to lower steel shipment volumes (-2.5%), marginally lower average steel selling prices (-0.4%) and the impact of negative foreign exchange effects.

Depreciation amounted to $1.2 billion for 2Q 2012, compared to $1.1 billion for 1Q 2012 and $1.2 billion for 2Q 2011.

Impairment charges for 2Q 2012 and 2Q 2011 were nil. Impairment charges for 1Q 2012 totaled $69 million, primarily related to the extended idling of the electric arc furnace and continuous caster at the Schifflange site in Luxembourg (Long Carbon Europe).

Restructuring charges for 2Q 2012 totaled $190 million and consisted primarily of costs associated with the project to close two blast furnaces, sinter plant, steel shop and continuous casters in Liege, Belgium. Restructuring charges for 1Q 2012 totaled $107 million and consisted of costs associated with the implementation of the Asset Optimization Plan primarily impacting Flat Carbon Europe and Long Carbon Europe operations. There were no such restructuring charges in 2Q 2011.

Operating income for 2Q 2012 was $1.1 billion, as compared with $663 million for 1Q 2012 and $2.3 billion for 2Q 2011. Operating income during 2Q 2012 was positively impacted by $339 million gain from the Skyline Steel divestment4. Operating income during 1Q 2012 was positively impacted by changes to the employee benefit plans at Dofasco, leading to curtailment gains of $241 million.

Operating performance for 2Q 2012 and 1Q 2012 was positively impacted by $136 million and $159 million, respectively, of DDH income (unwinding of hedges on raw material purchases) recognised during the quarter. Operating income for 2Q 2011 included a non-cash gain of $189 million relating to DDH income.

Income from equity method investments and other income in 2Q 2012 was $121 million, as compared to a loss of $14 million in 1Q 2012 and income of $289 million for 2Q 2011. During 1Q 2012 the net impact from the partial sale of the Company’s stake in Erdemir and the agreed sale of Enovos was a loss of $85 million.

Net interest expense (including interest expense and interest income) was stable at $456 million for 2Q 2012 as against $461 million for 1Q 2012 and $457 million for 2Q 2011.

Due to exchange rate effects, foreign exchange and other net financing costs were $32 million for 2Q 2012 as compared to costs of $362 million for 1Q 2012 and costs of $447 million for 2Q 2011. Foreign exchange and other net financing costs for 2Q 2012 were positively impacted by significant foreign exchange income primarily due to 6% appreciation of the US dollar against the Euro compared to a 3% depreciation in the previous quarter.

ArcelorMittal recorded an income tax benefit of $219 million for 2Q 2012, as compared to a benefit of $190 million for 1Q 2012 and an income tax expense of $61 million in 2Q 2011.

Loss attributable to non-controlling interests for 2Q 2012 was $6 million as compared with gain of $5 million for 1Q 2012 and gain of $41 million for 2Q 2011.

Capital expenditure projects

The following tables summarize the Company’s principal growth and optimization projects involving significant capital expenditures.

Completed Projects in Most Recent 4 Quarters

Segment	Site	Project	Capacity / particulars	Actual Completion
Mining	Liberia mines	Greenfield Liberia	Iron ore production of 4mt / year (Phase 1)	3Q 11(a)

Ongoing (b) Projects

Segment	Site	Project	Capacity / particulars	Forecasted Completion
Mining	Andrade Mines (Brazil)	Andrade expansion	Increase iron ore production to 3.5mt / year	4Q 2012
Mining	ArcelorMittal Mines Canada	Replacement of spirals for enrichment	Increase iron ore production by 0.8mt / year	2013
Mining	ArcelorMittal Mines Canada	Expansion project	Increase concentrator capacity by 8mt/year (16 to 24mt / year)	2013
FCA	ArcelorMittal Dofasco (Canada)	Optimization of galvanizing and galvalume operations	Optimize cost and increase galvalume production by 0.1mt / year	On hold
FCA	ArcelorMittal Vega Do Sul (Brazil)	Expansion project	Increase HDG capacity by 0.6mt / year and CR capacity by 0.7mt / year	On hold
LCA	Monlevade (Brazil)	Wire rod production expansion	Increase in capacity of finished products by 1.15mt / year	On hold

a)
Iron ore mining production commenced in 2011 with 1 million tonnes produced.  The targeted iron ore production in 2012 is 4 million tonnes.  As previously announced, the Company is considering a Phase 2 expansion that would lead to annual production of 15 million tonnes by 2015.  This would require substantial investment in a concentrator, the approval process of which remains in the final stages.

b)	Ongoing projects refer to projects for which construction has begun (excluding various projects that are under development), or have been placed on hold pending improved operating conditions.

Analysis of segment operations

Flat Carbon Americas
(USDm) unless otherwise shown	2Q 12	1Q 12	2Q 11	1H 12	1H 11
Sales	$5,359	$5,270	$5,567	$10,629	$10,506
EBITDA	474	632	924	1,106	1,452
Operating income	245	407	697	652	1,004

Crude steel production (Mt)	6,014	6,249	6,277	12,263	12,340
Steel shipments (Mt)	5,735	5,672	5,520	11,407	11,083
Average steel selling price (US$/t)	881	886	961	883	895
EBITDA/tonne (US$/t)	83	111	167	97	131
Operating income /tonne (US$/t)	43	72	126	57	91

Flat Carbon Americas crude steel production decreased by 3.8% to 6.0 million tonnes for 2Q 2012, as compared to 6.2 million tonnes for 1Q 2012, driven primarily by lower production in South America following scheduled maintenance.

Steel shipments for 2Q 2012 were 5.7 million tonnes, 1.1% higher than 1Q 2012.

Sales in the Flat Carbon Americas segment were $5.4 billion for 2Q 2012, a marginal increase of 1.7% as compared to $5.3 billion for 1Q 2012. Sales were impacted by higher steel selling prices in North America with lower dollar prices in South America due to depreciation of Brazilian Real.

EBITDA in 2Q 2012 decreased by 24.8% to $474 million as compared to $632 million in 1Q 2012. EBITDA in 1Q 2012 was positively impacted by changes to the employee benefit plans at Dofasco which resulted in curtailment gains of $241 million5. Excluding the curtailment gain effect, EBITDA in 2Q 2012 was 21.2% higher than 1Q 2012. Higher profitability was primarily driven by North American operations due to better selling prices combined with lower input cost, partially offset by lower profitability from South American operations and higher cost.

Flat Carbon Europe

(USDm) unless otherwise shown	2Q 12	1Q 12	2Q 11	1H 12	1H 11
Sales	$7,223	$7,719	$8,551	$14,942	$16,363
EBITDA	381	130	636	511	1,107
Operating income / (loss)	(154)	(284)	245	(438)	351

Crude steel production (Mt)	7,143	7,182	7,870	14,325	15,501
Steel shipments (Mt)	6,771	7,461	7,166	14,232	14,550
Average steel selling price (US$/t)	884	861	1,026	872	976
EBITDA/tonne (US$/t)	56	17	89	36	76
Operating income (loss) /tonne (US$/t)	(23)	(38)	34	(31)	24

Flat Carbon Europe crude steel production remained flat at 7.1 million tonnes in 2Q 2012 as compared to 1Q 2012.

Steel shipments for 2Q 2012 were 6.8 million tonnes, a decrease of 9.2% as compared to 7.5 million tonnes for 1Q 2012. Steel shipments decreased due to lower demand in Europe, following the end of restocking, and lower exports.

Sales in the Flat Carbon Europe segment were $7.2 billion for 2Q 2012, a decrease of 6.4% as compared to $7.7 billion for 1Q 2012. Sales decreased primarily due to lower steel shipment volumes offset in part by higher average steel selling prices (+2.7%) in dollars despite euro currency depreciation.

EBITDA for 2Q 2012 was $381 million as compared to $130 million for 1Q 2012. Higher profitability was primarily driven by higher average selling prices and lower cost (benefit from lower average inventory cost) partially offset by lower steel shipment volumes.  EBITDA for 2Q 2012 includes $136 million of DDH income recognized during the quarter as compared to $159 million DDH income for 1Q 2012.

Operating performance in 2Q 2012 was negatively impacted by restructuring costs totaling $176 million associated with the project to close two blast furnaces, sinter plant, steel shop and continuous casters in Liege, Belgium. Operating performance in 1Q 2012 was negatively impacted by restructuring costs totalling $56 million associated with separation schemes primarily relating to Polish entities as part of the implementation of the Asset Optimisation Plan.

Long Carbon Americas and Europe

(USDm) unless otherwise shown	2Q 12	1Q 12	2Q 11	1H 12	1H 11
Sales	$5,698	$5,763	$6,664	$11,461	$12,553
EBITDA	564	437	610	1,001	1,090
Operating income	333	110	358	443	568

Crude steel production (Mt)	5,885	5,785	6,414	11,670	12,473
Steel shipments (Mt)	5,839	5,738	6,167	11,577	12,039
Average steel selling price (US$/t)	885	910	973	898	938
EBITDA/tonne (US$/t)	97	76	99	86	91
Operating income /tonne (US$/t)	57	19	58	38	47

Long Carbon Americas and Europe crude steel production amounted to 5.9 million tonnes for 2Q 2012, an increase of 1.7% as compared to 5.8 million tonnes for 1Q 2012.

Steel shipments for 2Q 2012 were 5.8 million tonnes, an increase of 1.8% as compared to 5.7 million tonnes for 1Q 2012.

Sales in the Long Carbon Americas and Europe segment were lower at $5.7 billion for 2Q 2012, as compared to $5.8 billion for 1Q 2012. Sales were impacted by an increase in steel shipment volumes offset by lower average steel selling prices (-2.7%) primarily due to depreciation of local currencies in Europe and South America.

EBITDA for 2Q 2012 was $564 million, a 29.1% increase as compared to $437 million for 1Q 2012. Higher profitability was primarily driven by improved volumes combined with lower input cost, primarily in Europe (scrap prices) and recovery in our Tubular business which was impacted by operational issues in 1Q 2012.

Operating performance in 1Q 2012 was negatively impacted by restructuring costs totalling $46 million associated with the implementation of the Asset Optimisation Plan primarily relating to Spanish entities. Additionally, due to ongoing construction market weakness impairment charges totalling $61 million were recorded during 1Q 2012 associated with the extended idling of the electric arc furnace and continuous caster at the Schifflange site in Luxembourg.

Asia Africa and CIS (“AACIS”)

(USDm) unless otherwise shown	2Q 12	1Q 12	2Q 11	1H 12	1H 11
Sales	$2,677	$2,787	$2,857	$5,464	$5,427
EBITDA	120	160	462	280	716
Operating income / (loss)	(38)	2	341	(36)	466

Crude steel production (Mt)	3,691	3,615	3,830	7,306	7,536
Steel shipments (Mt)	3,321	3,353	3,304	6,674	6,446
Average steel selling price (US$/t)	687	705	768	696	730
EBITDA/tonne (US$/t)	36	48	140	42	111
Operating income (loss) /tonne (US$/t)	(11)	1	103	(5)	72

AACIS segment crude steel production was 3.7 million tonnes for 2Q 2012, an increase of 2.1% as compared to 3.6 million tonnes for 1Q 2012.

Steel shipments for 2Q 2012 amounted to 3.3 million tonnes, marginally lower by 1.0% as compared to 3.4 million tonnes for 1Q 2012.

Sales in the AACIS segment were $2.7 billion for 2Q 2012, a decrease of 3.9% as compared to $2.8 billion for 1Q 2012, primarily due to marginally lower steel shipments and stable steel average selling prices in CIS and lower average steel selling prices in South Africa impacted by depreciation of South African rand and weaker domestic market.

EBITDA for 2Q 2012 was $120 million, 25.0% lower as compared to $160 million for 1Q 2012. Lower profitability was driven primarily from our South African operations with lower selling prices and volumes combined with higher cost, partially offset by improved profitability from CIS operations.

Distribution Solutions

(USDm) unless otherwise shown	2Q 12	1Q 12	2Q 11	1H 12	1H 11
Sales	$4,292	$4,431	$5,019	$8,723	$9,280
EBITDA	385	35	115	420	242
Operating income / (loss)	332	(10)	69	322	153

Steel shipments (Mt)	4,523	4,589	4,594	9,112	8,796
Average steel selling price (US$/t)	920	919	1,040	920	1,008

Shipments in the Distribution Solutions segment for 2Q 2012 were 4.5 million tonnes, a decrease of 1.4% as compared to 4.6 million tonnes for 1Q 2012.

Sales in the Distribution Solutions segment for 2Q 2012 were $4.3 billion, a decrease of 3.1% as compared to $4.4 billion for 1Q 2012, due primarily to lower steel shipment volumes.

EBITDA for 2Q 2012 was $385 million, as compared to EBITDA of $35 million for 1Q 2012.  EBITDA for 2Q 2012 includes a gain of $339 million from the Skyline divestment. Excluding this, EBITDA for 2Q 2012 was $46 million, an improvement of 31.4% as compared to $35 million in 1Q 2012.

Mining

USDm unless otherwise shown	2Q 12	1Q 12	2Q 11	1H 12	1H 11
Sales13	$1,576	$1,271	$1,657	$2,847	$2,785
EBITDA	541	478	835	1,019	1,442
Operating income	409	349	718	758	1,211

Own iron ore production (a) (Mt)	14.4	13.2	13.1	27.6	24.9
Iron ore shipped externally and internally and reported at market price (b) (Mt)	8.2	6.8	7.0	15.0	12.9

Own coal production(a) (Mt)	2.1	2.1	2.1	4.2	4.0
Coal shipped externally and internally and reported at market price(b) (Mt)	1.4	1.2	1.3	2.6	2.4

(a)  Own iron ore and coal production not including strategic long-term contracts
(b)  Iron ore and coal shipments of market-priced based materials include the Company’s own mines, and share of production at other mines, and exclude supplies under strategic long-term contracts

Own iron ore production (not including supplies under strategic long-term contracts) increased 9.1% to 14.4 million tonnes for 2Q 2012, as compared to 13.2 million tonnes for 1Q 2012, primarily due to higher production in Canada and the CIS regions.  Own iron ore production (not including supplies under strategic long-term contracts) increased 9.9% to 14.4 million tonnes for 2Q 2012, as compared to 13.1 million tonnes for 2Q 2011, primarily due to higher production in Liberia and AMMC.

Own coal production (not including supplies under strategic long-term contracts) for 2Q 2012 remained flat compared to 1Q 2012 and 2Q 2011.

EBITDA attributable to the Mining segment for 2Q 2012 was $541 million, 13.2% higher as compared to $478 million for 1Q 2012, primarily due to higher marketable shipments. EBITDA attributable to the Mining segment was $835 million for 2Q 2011.

Liquidity and Capital Resources

For 2Q 2012, net cash provided by operating activities was $2.3 billion, compared to net cash provided by operating activities of $0.5 billion for 1Q 2012. Cash flow from operating activities for 2Q 2012 include a  $1.4 billion release in operating working capital compared to an investment in operating working capital of $0.3 billion in 1Q 2012. Rotation days14 decreased during 2Q 2012 to 61 days from 69 days in 1Q 2012.

Net cash used in investing activities during 2Q 2012 was $0.8 billion, as compared to $1.0 billion for 1Q 2012. Capital expenditures decreased to $1.1 billion for 2Q 2012 as compared to $1.2 billion for 1Q 2012. The Company is focusing only on core growth capex in its mining business given attractive return profiles of projects under construction. Some planned steel investments remain suspended.   Other investing activities in 2Q 2012 of $309 million inflow include $684 million from the sale of Skyline Steel4 partially offset by $356 million subsidiary financing. Other investing activities in 1Q 2012 of $285 million include an inflow of $264 million from the partial sale of Erdemir shares. Taking into account acquisition cost net of dividends received, the disposal of the 6.25% stake in Erdemir was cash positive.

Net cash used by financing activities for 2Q 2012 was $1.8 billion, as compared to cash provided by financing activities of $1.4 billion for 1Q 2012.

During 1Q 2012, the Company issued €500 million 4.500% Notes due 2018 under its €3 billion wholesale Euro Medium Term Notes Programme as well as three series of US dollar denominated notes, consisting of $500 million 3.750% Notes due 2015, $1.4 billion 4.500% Notes due 2017 and $1.1 billion 6.250% Notes due 2022. The proceeds from these issuances were used to refinance existing indebtedness including a repayment of the Company’s syndicated credit facility. Furthermore, as part of a cash tender offer, the Company accepted for purchase $298,608,000 principal amount of its 5.375% Notes due 2013 for a total aggregate purchase price (including accrued interest) of $313,823,079; the remaining outstanding principal amount of such Notes is $1,201,392,000. During 2Q 2012, the Company repaid loans for a net amount of $1.4 billion related to commercial paper and bank loans.

During 2Q 2012 and 1Q 2012, the Company paid dividends amounting to $294 million per quarter.

At June 30, 2012, the Company’s cash and cash equivalents (including restricted cash and short-term investments) amounted to $4.5 billion as compared to $4.9 billion at March 31, 2012. As of June 30, 2012, net debt decreased by $1.6 billion to $22.0 billion, as compared with $23.6 billion at March 31, 2012, driven by increased cash flow from operations, foreign exchange gains (effect of USD appreciation on euro denominated debt) and inflows from the Skyline Steel divestment. The Company will continue to seek to reduce net debt through its focus on working capital management and non-core asset disposals.

The Company had liquidity15 of $14.8 billion at June 30, 2012, a decrease of $0.4 billion as compared with liquidity of $15.2 billion at March 31, 2012, consisting of cash and cash equivalents (including restricted cash and short-term investments) of $4.5 billion and $10.3 billion of available credit lines.  Also, our average debt maturity remains at 6.4 years as at June 30, 2012.

Update on management gains program and asset optimization plan

At the end of 2Q 2012, the Company’s annualized sustainable management gains increased to $4.4 billion as compared to $4.2 billion at 1Q 2012. The Company maintains its target to reach management gains of $4.8 billion from sustainable SG&A, fixed and variable cost reductions and continuous improvement by the end of 2012.

Progress has been made on the Asset Optimization Plan launched in September 2011 to generate an annualized $1 billion sustainable EBITDA improvement by the end of 2012:

•	In the third quarter of 2011 (“3Q 2011”), the Company announced its intention to close two blast furnaces, sinter plant, steel shop and continuous casters in Liege, Belgium;
•
In the fourth quarter of 2011 (“4Q 2011”),  the Company announced the extended idling of its electric arc furnace in Madrid and further restructuring costs at certain other Spanish, Czech Republic and AMDS operations;

•	In 1Q 2012 the Company announced the extended idling of its electric arc furnace and continuous caster at the Schifflange site in Luxembourg and further optimization in Poland and Spain; and
•	In 2Q 2012 the Company announced additional restructuring costs primarily associated with the project to close two blast furnaces, sinter plant, steel shop and continuous casters in Liege, Belgium.

Recent developments

•
On July, 25, 2012, ArcelorMittal announced the sale of its 48.1% stake in Paul Wurth Group to SMS Holding GmbH for a total consideration of EUR 300 million. Paul Wurth Group is an international engineering company offering the design and supply of the full-range of technological solutions for the iron and steel industry and other metal sectors. The SMS group is, under the roof of SMS Holding GmbH, a group of companies internationally active in the supply of plants and machinery to the steel and nonferrous metals processing industry. The Paul Wurth divestment will have minimal impact on ArcelorMittal net debt as the sale cash proceeds will be offset by the deconsolidation of Paul Wurth’s cash balance. The cash balance primarily represents customer advances held by Paul Wurth. The transaction is subject to customary closing conditions, including but not limited to competition clearance, and is expected to be completed by the end of the third quarter of 2012.

•
On July 17, 2012, ArcelorMittal completed the disposal of its 23.48% interest in Enovos International SA to a fund managed by AXA Private Equity for a total consideration of EUR 330 million. The purchase price is split with EUR 165 million paid on the same date with the remaining portion deferred for up to two years. Interest will accrue on the deferred portion.

•
On June 6, 2012, ArcelorMittal and the Valin Group announced that ArcelorMittal would increase its shareholding in the downstream automotive steel joint venture VAMA (Valin ArcelorMittal Automotive) from 33% to 49%. VAMA, which is a joint venture currently owned by ArcelorMittal (33%), Hunan Valin Steel Group (33%) and Hunan Valin Steel (34%), is focused on establishing itself as a premier supplier of high-strength steels and value-added products for China’s fast growing automotive market.  In line with a new shareholding agreement they have entered into, the Valin Group and ArcelorMittal intend to increase VAMA's planned capacity by 25% from 1.2 million tons to 1.5 million tons, with capital investment to increase by 15% to RMB 5.2 billion (approximately $818 million). VAMA has signed purchase agreements totalling RMB 1.8 billion (approximately $283 million) for key equipment including cold rolling facilities, continuous annealing and galvanizing lines. The joint venture is expected to become operational in the first half of 2014. ArcelorMittal and the Valin Group also announced the possible recalibration by ArcelorMittal of its shareholding in Hunan Valin Steel. The two companies have finalized a share swap arrangement based upon a Put Option mechanism, which enables ArcelorMittal to exercise, over the next two years, Put Options granted by the Valin Group with respect to Hunan Valin Steel shares. Under this arrangement, ArcelorMittal (which currently holds approximately 30% of the shares of Hunan Valin Steel) could sell up to 19.9% of the total equity (600 million shares) in Hunan Valin Steel to the Valin Group. The exercise period of the Put Options is equally spaced with a gap of 6 months and linked to the key development milestones of VAMA. Following the exercise of the Put Options, ArcelorMittal would retain a 10.07% shareholding in Valin Steel as part of a long-term strategic cooperation agreement. ArcelorMittal's acquisition of the additional 16% shareholding in VAMA is conditional on regulatory approvals and would be financed by the sale of shares in Hunan Valin Steel pursuant to the Put Options.

•
On May 9, 2012, ArcelorMittal published its Corporate Responsibility (CR) report for the 2011 financial year, detailing recent progress made against its responsible business and sustainable growth plans.

Outlook and guidance

The global economy remains fragile but we expect second half 2012 operating conditions to remain broadly similar to first half 2012. The situation in Europe and its potential impact on other markets remains the biggest concern. Against this backdrop the focus remains on improving efficiency, cutting costs and reducing debt while not sacrificing the high-return growth projects we have in our portfolio.

In the absence of an economic recovery, steel shipments in 2H 2012 are expected to follow the normal seasonal pattern. Iron ore shipments remain on track to increase by approximately 10% in FY 2012. As a result, group EBITDA per tonne for the 2H 2012 is expected to be similar to the underlying 1H 2012 level.

A further reduction in net debt is targeted by the end of 2012 but this is dependent on further divestments. The Company remains committed to retaining its investment grade credit rating,

2012 capex expected to be approximately $4.5 billion; ArcelorMittal Mines Canada expansion to 24mtpa is on track for ramp up during 1H 2013.

ARCELORMITTAL CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

In millions of U.S. dollars	June 30,	March 31,	December 31,
	2012	2012	2011
ASSETS
Cash and cash equivalents including restricted cash	$4,470	$4,934	$3,905
Trade accounts receivable and other	6,996	7,939	6,452
Inventories	19,462	21,204	21,689
Prepaid expenses and other current assets	3,894	3,530	3,559
Assets held for sales and distribution	398	437	-
Total Current Assets	35,220	38,044	35,605

Goodwill and intangible assets	13,749	14,205	14,053
Property, plant and equipment	53,170	54,998	54,251
Investments in affiliates and joint ventures	7,028	7,254	9,040
Deferred tax assets	6,303	6,639	6,081
Other assets	3,451	3,830	2,850
Total Assets	$118,921	$124,970	$121,880

LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term debt and current portion of long-term debt	$4,794	$2,991	$2,784
Trade accounts payable and other	12,450	12,879	12,836
Accrued expenses and other current liabilities	8,334	8,276	8,204
Total Current Liabilities	25,578	24,146	23,824

Long-term debt, net of current portion	21,689	25,523	23,634
Deferred tax liabilities	3,266	3,681	3,680
Other long-term liabilities	10,105	10,334	10,265
Total Liabilities	60,638	63,684	61,403

Equity attributable to the equity holders of the parent	54,560	57,406	56,690
Non–controlling interests	3,723	3,880	3,787
Total Equity	58,283	61,286	60,477
Total Liabilities and Shareholders’ Equity	$118,921	$124,970	$121,880

ARCELORMITTAL CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended			Six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,
In millions of U.S. dollars	2012	2012	2012	2012	2012
Sales	$22,478	$22,703	$25,126	$45,181	$47,310
Depreciation	(1,158)	(1,133)	(1,161)	(2,291)	(2,294)
Impairment	-	(69)	-	(69)	(18)
Restructuring charges	(190)	(107)	-	(297)	-
Operating income	1,101	663	2,252	1,764	3,683
Operating margin %	4.9%	2.9%	9.0%	3.9%	7.8%

Income / (loss) from equity method investments and other income	121	(14)	289	107	437
Net interest expense	(456)	(461)	(457)	(917)	(916)
Foreign exchange and other net financing gains / (losses)	(32)	(362)	(447)	(394)	(1,114)
Income (loss) before taxes and non-controlling interest	734	(174)	1,637	560	2,090
Current tax	(171)	(136)	(311)	(307)	(625)
Deferred tax	390	326	250	716	730
Income tax benefit / (expense)	219	190	(61)	409	105
Income from continuing operations including non-controlling interest	953	16	1,576	969	2,195
Non-controlling interests (relating to continuing operations)	6	(5)	(41)	1	(52)
Income including non-controlling interest	959	11	1,535	970	2,143
Income from discontinued operations, net of tax	-	-	-	-	461
Net income attributable to owners of the parent	$959	$11	$1,535	$970	$2,604

Basic earnings per common share ($)	0.62	0.01	0.99	0.63	1.68
Diluted earnings per common share ($)	0.56	0.01	0.93	0.57	1.61

Weighted average common shares outstanding (in millions)	1,549	1,549	1,549	1,549	1,549
Adjusted diluted weighted average common shares outstanding (in millions)	1,638	1,549	1,638	1,611	1,638

EBITDA3	$2,449	$1,972	$3,413	$4,421	$5,995
EBITDA margin %	10.9%	8.7%	13.6%	9.8%	12.7%

OTHER INFORMATION
Total iron ore production16 (million metric tonnes)	18.4	15.0	15.9	33.4	29.5
Crude steel production (million metric tonnes)	22.8	22.8	24.4	45.6	47.9
Total shipments of steel products17 (million metric tonnes)	21.7	22.2	22.2	43.9	44.1

Employees (in thousands)	255	258	265	255	265

ARCELORMITTAL CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

In millions of U.S. dollars	Three months ended			Six months ended
	June 30, 2012	March 31, 2012	June 30, 2011	June 30, 2012	June 30, 2011
Operating activities:
Net income from continuing operations	$959	$11	$1,535	$970	$2,143
Adjustments to reconcile net income to net cash provided by operations:
Non-controlling interest	(6)	5	41	(1)	52
Depreciation and impairment	1,158	1,202	1,161	2,360	2,312
Restructuring charges	190	107	-	297	-
Deferred income tax	(390)	(326)	(250)	(716)	(730)
Change in operating working capital18	1,383	(288)	(2,811)	1,095	(4,655)
Other operating activities (net)	(1,043)	(206)	(249)	(1,249)	(803)
Net cash (used in) provided by operating activities - Continued operations	2,251	505	(573)	2,756	(1,681)
Net cash (used in) provided by operating activities - Discontinued operations	-	-	-	-	(190)
Net cash (used in) provided by operating activities	2,251	505	(573)	2,756	(1,871)
Investing activities:
Purchase of property, plant and equipment and intangibles	(1,102)	(1,249)	(1,065)	(2,351)	(2,096)
Other investing activities (net)	309	285	(186)	594	355
Net cash used in investing activities - Continued operations	(793)	(964)	(1,251)	(1,757)	(1,741)
Net cash used in investing activities - Discontinued operations	-	-	-	-	(105)
Net cash used in investing activities	(793)	(964)	(1,251)	(1,757)	(1,846)
Financing activities:
Proceeds (payments) relating to payable to banks and long-term debt	(1,425)	1,727	1,433	302	946
Dividends paid	(294)	(294)	(302)	(588)	(596)
Acquisition of non-controlling interest	(10)	-	-	(10)	(91)
Other financing activities (net)	(24)	(35)	(25)	(59)	67
Net cash (used in) provided by financing activities - Continued operations	(1,753)	1,398	1,106	(355)	326
Net cash (used in) provided by financing activities - Discontinued operations	-	-	-	-	(8)
Net cash (used in) provided by financing activities	(1,753)	1,398	1,106	(355)	318
Net (decrease) increase in cash and cash equivalents	(295)	939	(718)	644	(3,399)
Effect of exchange rate changes on cash	(169)	90	54	(79)	195
Change in cash and cash equivalents	$(464)	$1,029	$(664)	$565	$(3,204)

Appendix 1a: Key financial and operational information - Second quarter of 2012

USDm unless otherwise shown	Flat Carbon Americas	Flat Carbon Europe	Long Carbon Americas and Europe	AACIS	Distribution Solutions	Mining
FINANCIAL INFORMATION

Sales	$5,359	$7,223	$5,698	$2,677	$4,292	$1,576
Depreciation	(229)	(359)	(231)	(158)	(39)	(132)
Impairment	-	-	-	-	-	-
Restructuring charges	-	(176)	-	-	(14)	-
Operating income / (loss)	245	(154)	333	(38)	332	409
Operating margin (as a % of sales)	4.6%	(2.1%)	5.8%	(1.4%)	7.7%	26.0%

EBITDA3	474	381	564	120	385	541
EBITDA margin (as a % of sales)	8.8%	5.3%	9.9%	4.5%	9.0%	34.3%
Capital expenditure19	166	225	142	71	23	460

OPERATIONAL INFORMATION
Crude steel production (Thousand MT)	6,014	7,143	5,885	3,691	-	-
Steel shipments (Thousand MT)	5,735	6,771	5,839	3,321	4,523	-
Average steel selling price ($/MT)20	881	884	885	687	920	-

MINING INFORMATION (Million Mt)
Iron ore production16	-	-	-	-	-	18.4
Coal production16	-	-	-	-	-	2.2
Iron ore shipped externally and internally and reported at market price6	-	-	-	-	-	8.2
Iron ore shipped internally and reported at cost-plus6	-	-	-	-	-	7.0
Coal shipped externally and internally and reported at market price6	-	-	-	-	-	1.4
Coal shipped internally and reported at cost-plus6	-	-	-	-	-	0.7

Appendix 1b: Key financial and operational information – Six months of 2012

USDm unless otherwise shown	Flat Carbon Americas	Flat Carbon Europe	Long Carbon Americas and Europe	AACIS	Distribution Solutions	Mining
FINANCIAL INFORMATION

Sales	$10,629	$14,942	$11,461	$5,464	$8,723	$2,847
Depreciation	(454)	(717)	(451)	(308)	(79)	(261)
Impairment	-	-	(61)	(8)	-	-
Restructuring charges	-	(232)	(46)	-	(19)	-
Operating income / (loss)	652	(438)	443	(36)	322	758
Operating margin (as a % of sales)	6.1%	(2.9%)	3.9%	(0.7%)	3.7%	26.6%

EBITDA3	1,106	511	1,001	280	420	1,019
EBITDA margin (as a % of sales)	10.4%	3.4%	8.7%	5.1%	4.8%	35.8%
Capital expenditure19	377	486	371	212	48	836

OPERATIONAL INFORMATION
Crude steel production (Thousand MT)	12,263	14,325	11,670	7,306	-	-
Steel shipments (Thousand MT)	11,407	14,232	11,577	6,674	9,112	-
Average steel selling price ($/MT) 20	883	872	898	696	920	-

MINING INFORMATION (Million Mt)
Iron ore production16	-	-	-	-	-	33.4
Coal production16	-	-	-	-	-	4.5
Iron ore shipped externally and internally and reported at market price 6	-	-	-	-	-	15.0
Iron ore shipped internally and reported at cost-plus6	-	-	-	-	-	11.9
Coal shipped externally and internally and reported at market price6	-	-	-	-	-	2.6
Coal shipped internally and reported at cost-plus6	-	-	-	-	-	1.5

Appendix 2a: Steel Shipments by geographical location21

(Amounts in thousands tonnes)	2Q 12	1Q 12	2Q 11	1H 12	1H 11
Flat Carbon Americas:	5,735	5,672	5,520	11,407	11,083
North America	4,615	4,538	4,186	9,153	8,607
South America	1,120	1,134	1,334	2,254	2,476

Flat Carbon Europe:	6,771	7,461	7,166	14,232	14,550

Long Carbon Americas and Europe:	5,839	5,738	6,167	11,577	12,039
North America	1,208	1,146	1,187	2,354	2,260
South America	1,338	1,280	1,404	2,618	2,741
Europe	3,023	3,056	3,315	6,079	6,517
Other22	270	256	261	526	521

AACIS:	3,321	3,353	3,304	6,674	6,446
Africa	1,227	1,267	1,263	2,494	2,535
Asia, CIS & Other	2,094	2,086	2,041	4,180	3,911

Appendix 2b: Steel EBITDA3 by geographical location

Amounts in USDm	2Q 12	1Q 12	2Q 11	1H 12	1H 11
Flat Carbon Americas:	$474	$632	$924	$1,106	$1,452
North America	446	521	681	967	1,083
South America	28	111	243	139	369

Flat Carbon Europe:	381	130	636	511	1,107

Long Carbon Americas and Europe:	564	437	610	1,001	1,090
North America	49	53	33	102	69
South America	257	235	278	492	516
Europe	148	96	233	244	376
Other22	110	53	66	163	129

AACIS:	120	160	462	280	716
Africa	24	100	138	124	230
Asia, CIS & Other	96	60	324	156	486

Distribution Solutions:	385	35	115	420	242

Appendix 2c:  Iron ore production (Million metric tonnes)

Million metric tonnes (a)	Type	Product	2Q 12	1Q 12	2Q 11	1H 12	1H 11
North America (b)	Open Pit	Concentrate, lump, fines and Pellets	7.8	7.2	7.2	15.0	13.9
South America	Open pit	Lump and fines	0.9	0.8	1.3	1.7	2.5
Europe	Open pit	Concentrate and lump	0.5	0.4	0.4	1.0	0.8
Africa	Open Pit / Underground	Fines	1.3	1.3	0.4	2.6	0.6
Asia, CIS & Other	Open Pit / Underground	Concentrate, lump, fines and sinter feed	3.8	3.5	3.7	7.3	7.0
Own iron ore production			14.4	13.2	13.1	27.6	24.9
North America (c)	Open Pit	Pellets	2.7	0.5	0.9	3.1	0.9
Africa (d)	Open Pit	Lump and Fines	1.4	1.3	1.8	2.7	3.7
Strategic contracts - iron ore			4.0	1.8	2.8	5.8	4.6
Group			18.4	15.0	15.9	33.4	29.5
a)	Total of all finished production of fines, concentrate, pellets and lumps.
b)	Includes own mines and share of production from Hibbing (USA-62.30%) and Pena (Mexico-50%).
c)	Consists of a long-term supply contract with Cleveland Cliffs for purchases made at a previously set price, adjusted for changes in certain steel prices and inflation factors.
d)
Includes purchases under a strategic agreement with Sishen/Thabazambi (South Africa). Prices for purchases under the July 2010 interim agreement with Kumba have been on a fixed-cost basis since March 1, 2010.

Appendix 2d: Iron ore shipments (Million metric tonnes)

Million metric tonnes	2Q 12	1Q 12	2Q 11	1H 12	1H 11
External sales – Third party	3.0	2.5	1.5	5.5	2.6

Internal sales – Market-priced	5.2	4.3	5.5	9.5	10.3

Internal sales – Cost-plus basis	7.0	4.8	6.2	11.9	9.9
Flat Carbon Americas	2.5	0.6	2.4	3.2	2.7
Long Carbon Americas and Europe	1.3	1.2	1.1	2.6	2.0
AACIS	3.1	3.0	2.7	6.2	5.2

Total sales	15.2	11.7	13.2	26.9	22.8

Strategic contracts	4.0	1.8	2.8	5.8	4.6
Flat Carbon Americas	2.7	0.5	0.9	3.1	0.9
AACIS	1.4	1.3	1.8	2.7	3.7

Total	19.2	13.5	15.9	32.7	27.4

Appendix 2e: Coal production (Million metric tonnes)

Million metric tonnes	2Q 12	1Q 12	2Q 11	1H 12	1H 11
North America	0.61	0.64	0.61	1.25	1.16
Asia, CIS & Other	1.46	1.47	1.45	2.94	2.84
Own coal production	2.07	2.11	2.06	4.19	4.00
North America(a)	0.07	0.08	0.08	0.15	0.13
Africa(b)	0.09	0.07	0.09	0.16	0.16
Strategic contracts - coal	0.16	0.15	0.17	0.31	0.29
Group	2.24	2.26	2.23	4.50	4.29
(a) Includes strategic agreement - prices on a fixed price basis
(b) Includes long term lease - prices on a cost-plus basis

Appendix 2f: Coal shipment (Million metric tonnes)

Million metric tonnes	2Q 12	1Q 12	2Q 11	1H 12	1H 11
External sales - Third party	0.86	0.86	0.95	1.72	1.75
Internal sales - Market-priced	0.50	0.37	0.35	0.87	0.66
Internal sales (AACIS) - Cost-plus basis	0.73	0.80	0.77	1.52	1.67
Total sales	2.08	2.03	2.06	4.11	4.08
Strategic contracts	0.16	0.15	0.17	0.31	0.29
Total	2.25	2.18	2.23	4.42	4.37

Appendix 3: Debt repayment schedule as of June 30, 2012

Debt repayment schedule ($ billion)	2012	2013	2014	2015	2016	>2016	Total
Term loan repayments
- Convertible bonds	-	-	2.1	-	-	-	2.1
- Bonds	-	3.1	1.3	2.2	1.7	12.3	20.6
Subtotal	-	3.1	3.4	2.2	1.7	12.3	22.7
LT revolving credit lines
- $6bn syndicated credit facility	-	-	-	-	-	-	-
- $4bn syndicated credit facility	-	-	-	-	-	-	-
- $0.3bn bilateral credit facility	-	-	-	-	-	-	-
Commercial paper23	0.5	-	-	-	-	-	0.5
Other loans	0.7	0.7	0.3	0.4	0.7	0.5	3.3
Total Gross Debt	1.2	3.8	3.7	2.6	2.4	12.8	26.5

Appendix 4: Credit lines available as of June 30, 2012

Credit lines available ($ billion)	Maturity	Commitment	Drawn	Available
- $6bn syndicated credit facility	18/03/2016	$6.0	$0.0	$6.0
- $4bn syndicated credit facility	06/05/2015	$4.0	$0.0	$4.0
- $0.3bn bilateral credit facility	30/06/2013	$0.3	$0.0	$0.3
Total committed lines		$10.3	$0.0	$10.3

Appendix 5: Other ratios

Ratios	2Q 12	1Q 12
Gearing24	38%	38%
Net debt to EBITDA ratio based on last twelve months EBITDA	2.6X	2.5X

Appendix 6: Earnings per share

In U.S. dollars	Three months ended			Six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2012	2012	2011	2012	2011
Earnings per share - Discontinued operations
Basic earnings per common share	-	-	-	-	0.30
Diluted earnings per common share	-	-	-	-	0.28
Earnings per share - Continuing operations
Basic earnings per common share	0.62	0.01	0.99	0.63	1.38
Diluted earnings per common share	0.56	0.01	0.93	0.57	1.33
Earnings per share
Basic earnings per common share	0.62	0.01	0.99	0.63	1.68
Diluted earnings per common share	0.56	0.01	0.93	0.57	1.61

Appendix 7: EBITDA Bridge from 1Q 2012 to 2Q 2012

USD millions	EBITDA 1Q 12	Volume & Mix - Steel (a)	Volume & Mix - Mining (a)	Price-cost - Steel (b)	Price-cost - Mining (b)	Non -Steel EBITDA (c)	Other (d)	EBITDA 2Q 12
Group	1,972	(14)	74	393	(11)	-	35	2,449
a) The volume variance indicates the sales value gain/loss through selling a higher/lower volume compared to the reference period, valued at reference period contribution (selling price–variable cost). The product/shipment mix variance indicates sales value gain/loss through selling different proportion of mix (product, choice, customer, market including domestic/export), compared to the reference period contribution.
b) The price-cost variance is a combination of the selling price and cost variance. The selling price variance indicates the sales value gain/loss through selling at a higher/lower price compared to the reference period after adjustment for mix, valued with the current period volumes sold. The cost variance indicates increase/decrease in cost (after adjustment for mix, one time items, non-steel cost and others) compared to the reference period cost. Cost variance includes the gain/loss through consumptions of input materials at a higher price/lower price, movement in fixed cost, changes in valuation of inventory due to movement in capacity utilization etc.
c) Non-steel EBITDA variance primarily represents the gain/loss through the sale of by-products and services.
d) Other represents the gain/loss through movements in provisions including write downs, write backs of inventory, onerous contracts, reversal of provisions, dynamic delta hedge on raw materials, foreign exchange etc as compared to the reference period.

Appendix 8: Capex19

Capex (USDm)	2Q 12	1Q 12	2Q 11	1H 12	1H 11
Flat Carbon Americas	166	211	151	377	263
Flat Carbon Europe	225	261	239	486	500
Long Carbon Americas and Europe	142	229	229	371	480
AACIS	71	141	113	212	303
Distribution Solutions	23	25	32	48	60
Mining	460	376	297	836	497

Note: Table excludes others and eliminations.

1Appendix 9: End notes

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1 The financial information in this press release has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). While the interim financial information included in this announcement has been prepared in accordance with IFRS applicable to interim periods, this announcement does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standards 34, “Interim Financial Reporting”. Unless otherwise noted the numbers in the press release have not been audited. The financial information and certain other information presented in a number of tables in this press release have been rounded to the nearest whole number or the nearest decimal. Therefore, the sum of the numbers in a column may not conform exactly to the total figure given for that column. In addition, certain percentages presented in the tables in this press release reflect calculations based upon the underlying information prior to rounding and, accordingly, may not conform exactly to the percentages that would be derived if the relevant calculations were based upon the rounded numbers.
2 Lost time injury frequency rate equals lost time injuries per 1,000,000 worked hours, based on own personnel and contractors.
3  EBITDA is defined as operating income plus depreciation, impairment expenses and exceptional items.
4  On June 20, 2012, ArcelorMittal completed the sale of its steel foundation distribution business in NAFTA, Skyline Steel and Astralloy (“Skyline Steel”), to Nucor Corporation for total consideration of $684 million. The transaction comprises 100% of ArcelorMittal’s stake in Skyline Steel’s operations in the NAFTA countries and the Caribbean.
5 ArcelorMittal Dofasco has made a number of changes to its pension plan and health and dental benefits. Employees at Dofasco will be transitioned from an existing defined benefit pension plan to a new defined contribution pension plan. Changes to health and dental benefits will result in an increase in the portion of the cost of health benefits that is borne by participants in the plans. These changes resulted in a curtailment gain of $241 million in 1Q 2012.
6 Market priced tonnes represent amounts of iron ore and coal from ArcelorMittal mines that could be sold to third parties on the open market.  Market priced tonnes that are not sold to third parties are transferred from the Mining segment to the Company’s steel producing segments and reported at the prevailing market price.  Shipments of raw materials that do not constitute market priced tonnes are transferred internally and reported on a cost-plus basis.
7 Net debt refers to long-term debt, plus short term debt, less cash and cash equivalents, restricted cash and short-term investments.
8 Mtpa refers to million tonnes per annum
9  EBITDA/t includes total group EBITDA divided by total steel shipments.
10  On March 28, 2012, ArcelorMittal announced that it had successfully completed an offering to sell (through certain subsidiaries) 134,317,503 shares and warrants in respect of a further 134,317,503 shares in Ereğli Demir ve Çelik Fabrikaları T.A.Ş. (“Erdemir”) generating total proceeds of TRY 478,170,311 by way of a single accelerated bookbuilt offering to institutional investors. Taking into account acquisition cost net of dividends received, the disposal of the 6.25% stake in Erdemir was cash positive (from an accounting point of view the transaction resulted in a gain of $0.1 billion which includes the reclassification of reserves previously recorded in net equity).  As a result of certain events, the Exchange Ratio and Exchange Price of the outstanding Warrants was adjusted such that the Exercise Price of the Series A warrants became TRY 3.490 for 1.437 shares, the Exercise Price of the Series B warrants became TRY 3.656 for 1.437 shares and the Exercise Price for the Series C warrants became TRY 3.822 for 1.437 shares.  Series A warrants matured on July 2, 2012 without any warrants being exercised.  ArcelorMittal’s holding today remains at approximately 18.7%.  If the remaining Series B and C warrants are exercised prior to the maturity dates of October 1, 2012 and December 14, 2012 respectively, ArcelorMittal’s holding will decline to approximately 14.6%.  ArcelorMittal agreed to a 365 day lock-up period on its remaining stake in Erdemir.
11 On April 4, 2012, ArcelorMittal Luxembourg entered into an agreement to divest its 23.48% interest in Enovos International SA to a fund managed by AXA Private Equity for a purchase price of EUR 330 million.  The purchase price was split with EUR 165 million payable at closing, and the remaining portion deferred for up to two years.  Interest will accrue on the deferred portion.  Closing of the transaction occurred on July 17, 2012. Taking into account acquisition cost net of dividends received, the disposal of the 23.48% stake in Enovos will be cash positive (from an accounting point of view the transaction resulted in a loss of $0.2 billion).
12 Foreign exchange and other net financing costs include foreign currency swaps, bank fees, interest on pensions, impairments of financial instruments and revaluation of derivative instruments.
13 There are three categories of sales: 1) “External sales”: mined product sold to third parties at market price; 2) “Market-priced tonnes”: internal sales of mined product to ArcelorMittal facilities and reported at prevailing market prices; 3) “Cost-plus tonnes” - internal sales of mined product to ArcelorMittal facilities on a cost-plus basis. The determinant of whether internal sales are reported at market price or cost-plus is whether the raw material could practically be sold to third parties (i.e. there is a potential market for the product and logistics exist to access that market).
14 Rotation days are defined as days of accounts receivable plus days of inventory minus days of accounts payable. Days of accounts payable and inventory are a function of cost of goods sold. Days of accounts receivable are a function of sales.
15 Includes back-up lines for the commercial paper program of approximately $2.5 billion (€2 billion).
16 Total of all finished production of fines, concentrate, pellets, lumps and coal (includes share of production and strategic long-term contracts).
17 ArcelorMittal Distribution Solutions shipments are eliminated in consolidation as they primarily represent shipments originating from other ArcelorMittal operating subsidiaries.
18 Changes in operating working capital are defined as trade accounts receivable plus inventories less trade accounts payable.
19 Capex includes the acquisition of intangible assets (such as concessions for mining and IT support) and includes payments to fixed asset suppliers.
20 Average steel selling prices are calculated as steel sales divided by steel shipments.
21 Shipments originating from a geographical location.
22 Includes Tubular products business.
23 Commercial paper is expected to continue to be rolled over in the normal course of business.
24 Gearing is defined as (A) long-term debt, plus short-term debt, less cash and cash equivalents, restricted cash and short-term investments, divided by (B) total equity.